

12061036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. Howells & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 North Pima Road, Suite 100
(No. and Street)

Scottsdale	Arizona	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Howells — (480) 563-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Howells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia A. Pierce
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
October 11, 2012

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Cash and cash equivalents	$ 378,953	$ 14,553
Commissions receivable	150,468	241,726
Deposit with clearing broker	214,069	200,725
Due from clearing brokers	2,723	5,217
Securities owned, at fair value (Notes 1 and 6)	137,574	68,740
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $432,236 and $423,074	25,569	28,267
Other assets	44,188	36,557
Total assets	**$ 953,544**	**$ 595,785**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Due to clearing brokers	$ 149,171	$ -
Accounts payable and accrued expenses	111,439	112,390
Accrued soft dollar credits (Note 4)	101,591	102,273
Commissions payable	26,908	13,863
Total liabilities	389,109	228,526
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,354 shares issued and outstanding	14	14
Additional paid-in capital	1,287,261	1,287,261
(Deficit)	(722,840)	(920,016)
Total shareholder's equity	564,435	367,259
Total liabilities and member's equity	**$ 953,544**	**$ 595,785**

The accompanying notes are an integral part of these statements.